Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
Milwaukee, WI 53202

July 14, 2023

VIA EDGAR TRANSMISSION

Valerie Lithotomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Congress SMid Growth ETF (S000081384)
Congress Large Cap Growth ETF (S000081385)

Dear Ms. Lithotomos:

This correspondence is being filed in response to your oral comments received on July 6, 2023, in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 855 to its registration statement on Form N-1A (the “Registration Statement”). PEA No. 855 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on May 26, 2023. The purpose of PEA No. 855 was to add two new series to the Trust: Congress SMid Growth ETF and Congress Large Cap Growth ETF (the “ETFs”). The Trust will be filing another post-effective amendment under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

* * * * * *

The Trust’s responses to your comments are as follows:

1.    In the “Fees and Expenses of the Fund” section in the ETFs’ prospectus, please delete footnote (2) to the Annual Fund Operating Expenses table. To the extent the footnote describes a contractual expense waiver that is not reflected in the Fee Table, it should be deleted. The information in the footnote would be more appropriately disclosed in the information about the advisory agreement included in the Management of the Fund section of the Prospectus. Alternatively, please include a statement in these footnotes disclosing the expense waiver will be in place for at least one year from the date of the Prospectus and also disclose that only the Board of Trustees can terminate this waiver.

Response 1: The Trust notes that the footnote disclosure describes the structure of each ETF’s advisory fee and does not reflect a contractual expense waiver. The Trust believes that the footnote will facilitate investor understanding of the unitary fee structure of each ETF and are consistent with similar disclosures set forth in the Fee Tables of the prospectuses for other ETFs in the industry. Accordingly, the Trust respectfully declines to revise the Prospectus in response to this comment.

2.    In the “Fees and Expenses of the Fund” section in the ETFs’ prospectus, if appropriate, please include a line item in each ETF’s fee table for acquired fund fees and expenses (“AFFE”).

Response 2: The Trust responds by confirming each ETF’s Fee Table will be revised to reflect an AFFE line item if deemed appropriate.

3.    In the “Principal Risks of Investing in the Fund” sections in the ETFs’ prospectus, please confirm whether the ETFs intend to invest in emerging markets. If the ETFs intend to invest in emerging markets, please add relevant risk disclosure pertaining to investments in emerging market countries under the “Foreign Investment Risk” factors for each ETF.

Response 3: The Trust supplementally confirms that the ETFs do not intend to invest in emerging markets.

4.    In the “Principal Risks of Investing in the Fund” section in the ETFs’ prospectus, please explain why “Large Companies Risk” disclosure is appropriate as a principal risk for the SMid Growth ETF.

Response 4: The Trust responds by confirming the SMid Growth ETF may invest up to 20% of its net assets in large capitalization companies per the “Principal Investment Strategies” section of the prospectus and will keep the “Large Companies Risk” disclosure, accordingly.

5.    Under the “Principal Risks of Investing in the Fund” section in the ETFs’ prospectus, please consider including a “cybersecurity” risk factor to Item 9 of Form N-1A, in the ETFs’ statutory prospectus.

Response 5: The Trust acknowledges the Staff’s comment; however, it does not believe that cybersecurity is a principal risk for the ETFs. The Trust believes that the “Special Risks Related to Cyber Security” language contained in the Fund’s SAI Part B of Form N-1A adequately discloses any associated cyber security risks inherent to each ETF’s investment strategy. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

* * * * * *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Carl Gee at carl.gee@usbank.com or (414) 516-1716.

Sincerely,
/s/Carl G. Gee
Carl G. Gee, Esq.
Vice President & Secretary of the Trust

cc: Domenick Pugliese, Esq.
Ann Marie Swanson, Esq.